Exhibit 99.3

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

May 13, 2015

To whom it may concern

UBIC, Inc.
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board
Meisan Takahama building
2-12-23, Kounan, Minato-ku
Tokyo 108-0075, Japan
Tokyo Stock Exchange Mothers
(Code: 2158)
The Nasdaq Stock Market
(Symbol: UBIC)
Further inquiries: Masami Yaguchi
Chief Financial Officer and Chief Administrative Officer
TEL +81-(0)3-5463-6344

Notice Concerning Partial Amendments to the Articles of Incorporation

We hereby inform you that at the meeting of the Board of Directors of UBIC, Inc. (“UBIC”) held today, UBIC resolved to propose partial amendments to its Articles of Incorporation (the “Articles of Incorporation”) at its 12th Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2015, as described below.

1. Reason for Amendments

The scope of Members of the Board of Directors and Audit & Supervisory Board Members with whom limited liability agreements may be concluded has been changed pursuant to the Act for Partial Revision of the Corporation Act going into effect. In accordance with this change, UBIC is partially amending Article 31 and 41 of Incorporation. All Audit & Supervisory Board Members have unanimously consented to these amendments.

2. Details of Amendments

Current Articles of Incorporation	Proposed Amendments

Article 31. (Limited Liability Agreement with Members of the Board of Directors)	Article 31. (Limited Liability Agreement with Members of the Board of Directors)

(Omitted)	(The same as the current provisions)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into an agreement with Outside Members of the Board of Directors limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

2. In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into an agreement with Members of the Board of Directors (excluding Executive Members of the Board of Directors, etc.) limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

Articles 32 - 40 (Omitted)	(The same as the current provisions)

Article 41. (Limited Liability Agreement with Audit & Supervisory Board Members)	Article 41. (Limited Liability Agreement with Audit & Supervisory Board Members)

(Omitted)	(The same as the current provisions)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into an agreement with Outside Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

2. In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may enter into an agreement with Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.